

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2010

Via Fax & U.S. Mail

Mr. Thomas N. Hund
Chief Financial Officer
Burlington Northern Santa Fe, LLC
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

Re: Burlington Northern Santa Fe, LLC
File No. 001-11535, and
BNSF Railway Company
File No. 001-06324
Forms 10-K for the year ended December 31, 2009

Dear Mr. Hund:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that comment references such as page numbers refer to the Burlington Northern Santa Fe, LLC Form 10-K, but similar changes should also be made in the BNSF Railway Company Form 10-K.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Note 2 – Significant Accounting Policies
Property and Equipment, Net, page 43

1. We note from your disclosure here that you self-construct portions of your track
    structure and rebuild certain classes of rolling stock, and that your policy is to
    capitalize expenditures that significantly increase asset values or extend useful lives.
    Please supplementally tell us whether you capitalize the cost of certain repair and
    maintenance activities such as rail grinding, shoulder ballast cleaning, etc. As these
    activities typically recur at intervals shorter than the life of the underlying asset,
    allow the underlying assets to reach their currently estimated useful lives (rather than
    extend lives beyond current estimates), and restore the condition of the underlying
    assets (rather than enhance them beyond their condition when originally acquired),
    we believe expensing as incurred may be the preferable method of accounting for
    short-lived repairs and maintenance costs, such as rail grinding and other similar
    costs. While we would not object to your capitalization of such costs provided that:
    (a) their useful life, as represented by the period between performance, is reflected in
    the depreciation rates used; (b) to the extent such costs are grouped and depreciated
    with the associated underlying asset, the composite rate is reflective of the shorter life
    of the maintenance activity (on a weighted-average basis); and (c) to the extent such
    costs are separately tracked and accounted for, the life of such costs is based on the
    period between performance (on average), we encourage you to consider expensing
    such costs as incurred. Please advise us as to your planned future accounting. To the
    extent that you capitalize such costs, please disclose the basis for capitalization, the
    types of costs capitalized, the periods over which such costs are depreciated, the
    typical amount of time between the incurrence of such costs, the asset class in which
    such costs are capitalized within property and equipment, and the amounts capitalized
    in each period presented.

Critical Accounting Estimates, Depreciation, page 31
Note 2 – Significant Accounting Policies, Property and Equipment, Net, page 43
Note 7 – Property and Equipment, Net, page 55

2. In your response, please clarify the roles the STB and STB-mandated studies play in
    determining your depreciation policies under U.S. GAAP. Specifically address
    whether you are required to implement findings under STB studies with regard to
    depreciable lives.

3. Given the importance of property and equipment to the operations of your railroad
    and the complexities generally involved in accounting for property and equipment,
    we believe clear and transparent disclosure about how you account for these assets is
    important to investors. Following are additional disclosures that should be included

in the significant accounting policies described in the notes to your financial statements or in the critical accounting estimates portion of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

Determination of estimated service lives
- The major assumptions used in performing your depreciation studies, including major differences, if any, between assumptions used in determining depreciable lives for purposes of the STB-mandated studies and U.S. GAAP changes;
- If known, key factors reasonably likely to cause significant changes in estimated service lives.

Accounting for retirement or replacement of depreciable property
- How you distinguish between normal and abnormal retirements;
- The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);
- The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;
- Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.

Accounting for maintenance-related activities

- Quantification of maintenance costs expensed as incurred;
- To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented.

Determination of costs capitalized as property and equipment

- To the extent assets are self-constructed and such work is performed by company employees, disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of removal and deconstruction of replaced assets;
- The basis for attributing these costs to capitalized depreciable property;
- How such costs are measured.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief